Exhibit 15

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
02/05/08	25,136	$21.6869	$545,122
02/06/08	125,679	$21.9296	$2,756,091
02/07/08	3,519	$22.3805	$78,757
02/08/08	25,136	$22.9991	$578,106
02/11/08	25,136	$22.7810	$572,622

Total	204,606		$4,530,698

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
02/05/08	4,849	$21.6869	$105,160
02/06/08	24,246	$21.9296	$531,705
02/07/08	679	$22.3805	$15,196
02/08/08	4,849	$22.9991	$111,523
02/11/08	4,849	$22.7810	$110,465

Total	39,472		$874,049

Shamrock Activist Value Fund III, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
02/05/08	15	$21.6869	$325
02/06/08	75	$21.9296	$1,645
02/07/08	2	$22.3805	$45
02/08/08	15	$22.9991	$345
02/11/08	15	$22.7810	$342

Total	122		$2,702

*	Excludes Brokerage Commissions